                                                                       EXHIBIT 3

                                  LIBBEY INC.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     On August 29, 1997 Libbey Inc. (the "Company") closed on a series of transactions with Vitro S.A. ("Vitro") and certain of its subsidiaries. The acquisition includes: (a) the Company acquiring through subsidiaries a forty-nine percent (49%) equity interest in: (i) Vitrocrisa, S.A. de C.V. ("Vitrocrisa"), (ii) Vitrocrisa Holding, S.A. de C.V. ("Vitrocrisa Holding"),
(iii) Crisa Libbey, S.A. de C.V. ("Crisa Libbey") and (iv) Crisa Industrial, L.L.C. ("Crisa Industrial") from Vitro and certain of its subsidiaries, with Vitro, or its subsidiary Crisa Corporation ("Crisa") in the case of Crisa Industrial, being the owner of the remaining fifty-one percent (51%) equity interest in such entities; and (b) the Company acquiring through a subsidiary certain assets and assuming certain liabilities of the business operated as WorldCrisa Corporation from WorldCrisa Corporation ("World Tableware"). Reciprocal distribution agreements have been established, whereby the Company becomes the distributor of Vitrocrisa glass tableware products in the United States and Canada, and Vitrocrisa becomes the distributor of Libbey glass tableware products in Mexico, Central and South America. The cash purchase price is approximately $100 million plus the funding or assumption of certain liabilities of WorldCrisa and was financed through the Company's $380 million amended revolving credit facility, that terminates May, 2002 (filed as Exhibit
10.25 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997). The purchase price was determined through arm's length negotiations.

     The following Unaudited Pro Forma Consolidated Financial Information is based on the historical financial statements of the Company, Vitrocrisa, Crisa and World Tableware adjusted to give effect to the transactions and the financing thereof. The financial information of Vitrocrisa, Crisa and World Tableware has been presented on a combined basis ("Acquired Companies") based upon the form of the transaction as described above. Accordingly, the World Tableware and retail business of Crisa in the U.S. have been presented on a combined basis, while the 49% investment interests have been accounted for in accordance with the equity method of accounting. The 49% investment interests include Vitrocrisa and Crisa Industrial. The Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 1996 and six months ended June 30, 1997 give effect to the acquisition as if it had occurred on January 1, 1996. The Pro Forma Unaudited Consolidated Balance Sheet gives effect to the acquisition as if it had occurred on June 30, 1997. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

     The acquisition was accounted for under the purchase method of accounting. The total purchase price for the acquisition has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimates of their fair value. The allocation of the purchase price for the acquisition is subject to revision when additional information concerning asset and liability valuation is obtained. In management's opinion, the asset and liability valuation for the acquisition will not be materially different from the pro forma information presented. For purposes of presenting pro forma results, no changes in revenues or expenses have been made to reflect the results of any modification to operations that might have been made had the acquisition been consummated at the beginning of 1996.

     The Unaudited Pro Forma Consolidated Information does not purport to represent what the Company's results of operations would actually have been had the acquisition actually occurred on January 1, 1996, or to project the Company's results of operations for any future period.

                                  LIBBEY INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                         SIX MONTHS ENDED JUNE 30, 1997

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         ACTUAL
                                                 -----------------------
                                                               ACQUIRED       PRO FORMA
                                                 COMPANY      BUSINESSES     ADJUSTMENTS     PRO FORMA
                                                 --------     ----------     -----------     ---------
Net sales......................................  $182,433      $ 29,916(c)    $    (108)     $212,241
Royalties and net technical assistance.........     1,620              (h)          500         2,120
                                                 --------      --------        --------      --------
       Total revenues..........................   184,053        29,916             392       214,361
Cost of sales..................................   128,669        20,328(c)          (30)      149,298
                                                                       (j)          331
Selling, general and administrative expenses...    24,457         7,511(a)          126        30,034
                                                                       (b)         (723)
                                                                       (c)         (478)
                                                                       (d)         (392)
                                                                       (e)         (467)
                                                 --------      --------        --------      --------
Total costs and expenses.......................   153,126        27,839          (1,633)      179,332
                                                 --------      --------        --------      --------
Income from operations.........................    30,927         2,077           2,025        35,029
Equity earnings................................                   3,923(a)       (1,031)          398
                                                                       (i)         (315)
                                                                       (l)       (2,179)
Other income (expense).........................        44          (177)(c)         184            51
                                                 --------      --------        --------      --------
  Earnings before interest and income taxes....    30,971         5,823          (1,316)       35,478
Interest expense -- net........................    (6,744)         (751)(f)      (2,360)       (9,855)
                                                 --------      --------        --------      --------
  Income before income taxes...................    24,227         5,072          (3,676)       25,623
Provision for income taxes.....................     9,449           120(g)          642        10,211
                                                 --------      --------        --------      --------
  Net income...................................  $ 14,778      $  4,952       $  (4,318)     $ 15,412
                                                 ========      ========        ========      ========
Net income per share...........................     $0.95                                       $0.99
                                                    =====                                       =====
Weighted average shares outstanding including
  common share equivalents.....................    15,537                                      15,537
                                                 ========                                    ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information

                                  LIBBEY INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        ACTUAL
                                                -----------------------
                                                              ACQUIRED       PRO FORMA
                                                COMPANY      BUSINESSES     ADJUSTMENTS     PRO FORMA
                                                --------     ----------     -----------     ---------
Net sales.....................................  $397,656      $  59,239(c)   $    (174)     $456,721
Royalties and net technical assistance........     2,698              (h)        1,000         3,698
                                                --------       --------       --------      --------
       Total revenues.........................   400,354         59,239            826       460,419
Cost of sales.................................   288,538         45,531(c)        (639)      333,663
                                                                      (j)          233
Selling, general and administrative
  expenses....................................    44,620         14,311(a)          74        52,303
                                                                      (b)       (2,420)
                                                                      (c)       (2,491)
                                                                      (d)         (836)
                                                                      (e)         (955)
                                                --------       --------       --------      --------
Total costs and expenses......................   333,158         59,842         (7,034)      385,966
                                                --------       --------       --------      --------
Income from operations........................    67,196           (603)         7,860        74,453
Equity earnings...............................                    6,587(a)      (2,063)          (35)
                                                                      (c)           83
                                                                      (i)         (630)
                                                                      (l)       (4,012)
Other income (expense)........................     1,302           (148)(c)        392         1,546
                                                --------       --------       --------      --------
  Earnings before interest and income taxes...    68,498          5,836          1,630        75,964
Interest expense -- net.......................   (14,962)        (1,575)(f)     (4,647)      (21,184)
                                                --------       --------       --------      --------
  Income before income taxes..................    53,536          4,261         (3,017)       54,780
Provision for income taxes....................    20,986             11(g)       1,255        22,252
                                                --------       --------       --------      --------
  Net income..................................  $ 32,550      $   4,250      $  (4,272)     $ 32,528
                                                ========       ========       ========      ========
Net income per share..........................     $2.12                                       $2.12
                                                   =====                                       =====
Weighted average shares outstanding including
  common share equivalents....................    15,352                                      15,352
                                                ========                                    ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information

                                  LIBBEY INC.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

                                 JUNE 30, 1997

                             (AMOUNTS IN THOUSANDS)

                                                        ACTUAL
                                                -----------------------
                                                              ACQUIRED       PRO FORMA
                                                COMPANY      BUSINESSES     ADJUSTMENTS     PRO FORMA
                                                --------     ----------     -----------     ---------
ASSETS
Current assets
  Cash........................................  $  3,750              (c)    $       2      $  3,752
  Accounts receivable, net....................    49,992         11,496(c)      (5,371)       56,117
  Inventories.................................    94,435         22,766(c)      (5,840)      111,061
                                                                      (k)         (300)
  Other current assets........................     5,328            243(c)        (146)        5,425
                                                --------       --------       --------      --------
       Total current assets...................   153,505         34,505        (11,655)      176,355
Other assets
  Investments.................................                   80,475                       80,475
  Other assets................................    32,451            381(c)        (247)       32,585
  Goodwill....................................    37,131          8,239(c)         774        46,476
                                                                      (k)          332
                                                --------       --------       --------      --------
       Total other assets.....................    69,582         89,095            859       159,536
Net property, plant and equipment.............   116,194            378(c)         (37)      116,285
                                                                      (k)         (250)
                                                --------       --------       --------      --------
Total assets..................................  $339,281      $ 123,978      $ (11,083)     $452,176
                                                ========       ========       ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable...............................  $ 20,000      $  16,958(c)   $  (9,650)     $ 20,000
                                                                      (k)       (7,308)
  Accounts payable............................    14,878          6,499(c)       1,428        22,805
  Accrued liabilities.........................    26,529          4,491(c)      (2,643)       28,377
  Other current liabilities...................    14,584                                      14,584
  Current portion of capital leases...........                       62                           62
                                                --------       --------       --------      --------
       Total current liabilities..............    75,991         28,010        (18,173)       85,828
Long-term debt................................   201,315         80,475(k)      22,583       304,373
Deferred taxes and other liabilities..........    13,134                                      13,134
Nonpension retirement benefits................    52,452                                      52,452
Total shareholders' equity....................    (3,611)        15,493(k)     (15,493)       (3,611)
                                                --------       --------       --------      --------
Total liabilities and shareholders' equity....  $339,281      $ 123,978      $ (11,083)     $452,176
                                                ========       ========       ========      ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information

                                  LIBBEY INC.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     (a) To reflect the net increase in amortization of goodwill related to the Vitro Transactions.

     (b) To adjust for personnel expenses related to employees not retained by Libbey at the date of the acquisition as per the acquisition agreement.

     (c) To adjust for revenue and expenses related to and elimination of certain assets and liabilities of World Tableware and Crisa not acquired. Items consist primarily of amounts relating to contracted services, leases, income taxes, intercompany amounts, and an outlet store.

     (d) To adjust for the elimination of the administrative fees charged to World Tableware and Crisa by Vitrocrisa as per the acquisition agreement.

     (e) To adjust for the termination of commissions related to sales representation agreements and royalty agreements for the sale of glassware as a result of the acquisition of World Tableware as per the acquisition agreement.

     (f) To reflect the increase in interest expense with respect to borrowings incurred in connection with the Vitro Transactions in the principal amount of $103,700,000 at an assumed average annual interest rate of 6%.

     (g) To adjust provision for income taxes as a result of the acquisition.

     (h) To adjust for the $1,000,000 annual technical assistance fee to be paid to Libbey from Vitrocrisa as per the acquisition agreement.

     (i) To adjust for the elimination of the administrative fee paid by World Tableware and Crisa to Vitrocrisa (see note d) and the net payment for technical assistance fee as per the acquisition agreement.

     (j) To adjust for transfer pricing as per the acquisition agreement for retail sales from Crisa to Libbey.

     (k) To record the acquisition by Libbey including purchase price adjustments resulting from the acquisition estimated fair market values as of June 30, 1997.

     (l) To adjust equity earnings for purchase price fair market value adjustments as of January 1, 1996.